UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number 001-34873

ChinaCache International Holdings Ltd.

(Translation of registrant’s name into English)

Section A, Building 3, Dian Tong Creative Square

No. 7 Jiuxianqiao North Road, Chaoyang District

Beijing, 100015, China

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K/A REPORT

The Form 6-K filed on December 7, 2018 is hereby amended and restated to read as follows:

On December 7, 2018, ChinaCache International Holdings Ltd. (the “Company”) engaged Grant Thornton China (“GT”), the China member firm of Grant Thornton International Ltd., to be the Company’s independent registered public accounting firm, as Ernst & Young Hua Ming LLP (“EY”) formally resigned. The change of the Company’s independent registered public accounting firm was approved by the Company’s Audit Committee. The decision was not made due to any disagreements with EY.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2019	ChinaCache International Holdings Ltd.

	By:	/s/ Song Wang
Song Wang
Chief Executive Officer